UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.001.5881-4

NOTICE TO SHAREHOLDERS
DATE OF PAYMENT OF INTEREST ON CAPITAL DECLARED IN FEBRUARY 2026

Telefônica Brasil S.A. (“Company”) informs its Shareholders that the Company’s Executive Board has decided to set the payment date for the interest on capital (“IoC”) declared at the meeting of the Board of Directors held on February 12, 2026, as detailed below:

Event	Declaration Date	Shareholding Position	Gross Amount (R$)	Gross Amount per Share (R$)	Net Amount per Share (R$)[1]	Date of Payment
IoC	02/12/2026	02/23/2026	325,000,000.00	0.10170213856	0.08390426431	12/15/2026

As provided for in Article 26 of the Company’s Bylaws, the net amount of said IoC will be imputed to the mandatory minimum dividend for the fiscal year ending December 31, 2026, ad referendum of the Ordinary Shareholders’ Meeting to be held in 2027.

The IoC not claimed within a period of 03 (three) years from the payment date will prescribe and revert to the Company, pursuant to Law No. 6,404, of December 15, 1976, Article 287, Item II, item “a”.

The payment of the IoC will be made at the net amount per share, individually to each shareholder, based on the respective shareholding position recorded in the Company’s books at the end of February 23, 2026, subject to the applicable tax rules, including those related to Withholding Income Tax (“IRRF”), as well as those arising from international agreements and treaties to avoid double taxation and the cases of immunity, exemption or legally applicable tax rate reductions.

The payment of the IoC to shareholders who have a banking option registered with Banco Bradesco S.A. will be made directly into the indicated current accounts. For shareholders with shares in Fiduciary Custody of the Stock Exchanges, payment will be made through Brokerage Firms. The other shareholders must go to any branch of Banco Bradesco S.A., carrying their identification documents.

São Paulo, November 10, 2026.

Rodrigo Rossi Monari

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

E-mail: ir.br@telefonica.com

https://ri.telefonica.com.br/en

[1] Considers the standard tax rate of 17.5%, which may be subject to changes due to international treaties, tax immunities and exemptions, jurisdictions with favorable tax treatment, and privileged tax regimes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 10, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director